SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.



FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS




Filed under section 33(a) of the

Public Utility Holding Company Act of 1935, as amended





CONTACT ENERGY LIMITED
_______________________________
(Name of foreign utility company)


by


EDISON MISSION ENERGY
________________________
(Name of filing company)

18101 Von Karman Avenue
Suite 1700
Irvine, California 92715-1007

Item 1

Name and business address of the entity claiming foreign utility company status

Contact Energy Limited
Level 1
Harbour City Tower
29 Brandon Street
Wellington
New Zealand

Description of the facilities used for the generation, transmission, or distribution of electric energy for sale

Contact Energy Limited (Contact) owns the following generating facilities in operation or nearing the completion of construction in New Zealand:

Otahuhu A	85 MW	gas turbine		North Island, South Auckland
Otahuhu B	380 MW	combined cycle		North Island, South Auckland
Te Rapa		44 MW	gas cogeneration	North Island
Ohaaki		104 MW	geothermal		North Island
Wairakei	165 MW	geothermal		North Island
New Plymouth	400 MW	gas			North Island
Clyde		432 MW	hydroelectric		South Island
Roxburgh		320 MW	hydroelectric	South Island

Contact also has a 25 percent interest in a 282MW distillate and gas-fired facility Oakey in Queensland, which was completed in December 1999.

Ownership of the Company

Prior to May 1999, Contact was 100% owned by the New Zealand Government.
In May 1999, Edison Mission Energy (EME) through its subsidiary
Energy Mission Energy Taupo Limited (EMETL) acquired 40 percent of the issued shares in Contact from the New Zealand Government. During 2000,
EME increased its share of ownership in Contact to 42.6%.  In December
2000, the ownership of Contact shares was transferred to EME
Pacific Limited (EME Pacific), which is a wholly owned indirect
subsidiary of EME.   EME is an indirect wholly owned subsidiary of Edison
International, an exempt holding company, as further described below.
The purpose of this Notification is to report that during the second quarter of 2001, EME increased its share in Contact to 51.2 percent.

The New Zealand Government, when divesting Contact in 1999, offered the remaining issued shares in Contact to members of the public in New Zealand and to institutional investors in New Zealand, Australia, and internationally through a global offering.

Item 2

Domestic associate public-utility company and holding company

Southern California Edison Company (Edison) is the only domestic public-utility company that is an associate company of Contact. Edison itself has no interest in Contact. Edison is a direct, wholly-owned subsidiary company of Edison International, which is a public utility holding company exempt from registration under section 3(a)(1) of the Public Utility Holding Company Act, as amended (Act), pursuant to Rule 2.

EME Pacific is wholly-owned by Mission Energy Universal Holdings, which is wholly-owned by EME Precision B.V., which is wholly-owned by EME Buckingham, Ltd., which is wholly-owned by EME Ascot Ltd., which is wholly-owned by EME Atlantic Holdings Limited, which is wholly-owned by MEC International B.V., which is owned 99.7% by Mission Energy Holdings International, Inc.,
0.01% by EME UK International LLC, 0.01% by Edison Mission Project Co., and 0.01% by EME Southwest Power Corp., all of which are wholly-owned by EME. EME is wholly-owned by Mission Energy Holdings Company, which is wholly-owned by The Mission Group, which is wholly-owned by Edison International.

EXHIBIT A

Documents incorporated by reference

Edison is the only associate company or affiliate of Contact that is subject to the regulation of its retail electric or gas rates by a State commission. The California Public Utilities Commission (PUC) is the sole State commission with jurisdiction over the retail rates of Edison. Section 33(a)(2) of the Act provides that an exemption under section 33(a)(1) shall not apply or be effective unless every State commission having jurisdiction over the retail electric or gas rates of a public utility company that is an associate company or an affiliate company of a company otherwise exempted under section 33(a)(1) "has certified to the Commission that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority." However, this requirement is deemed satisfied if the State commission had, prior to the date of enactment of the Energy Policy Act of 1992 (October 24, 1992) "on the basis of prescribed conditions of general applicability, determined that ratepayers of a public utility company are adequately insulated from the effects of diversification and the diversification would not impair the ability of the State commission to regulate effectively the operations of such company." As contemplated by this provision, the PUC in authorizing the creation of Edison International (formerly SCEcorp) in 1988 considered the effect of diversification on Edison. The PUC imposed various conditions of general applicability on the operations of the holding company system and, based on those conditions, determined that the ratepayers of Edison are adequately insulated from the effects of diversification, and that diversification would not impair the PUC's ability to regulate effectively Edison's operations.

In approving the formation of the Edison International holding company system, the PUC imposed 15 conditions of general applicability on Edison and the holding company. Southern California Edison Company, 90 PUR4th 45
(Cal. PUC 1988).   In formulating these conditions, the PUC recognized
the primary importance of insulating Edison's ratepayers from the effect
of diversification:   "The one thing we must make sure of is that the
activities of the holding company and its nonutility enterprises do not adversely affect the ratepayers of the utility." Id. at 63. The PUC concluded that the conditions it adopted with regard to financial controls and reporting were "adequate to support our regulatory function" of so insulating Edison's ratepayers. Id. Accordingly, the PUC adopted the conclusion of its Division of Ratepayer Advocates that the general conditions imposed upon the holding company would "[e]nsure that Edison ratepayers are insulated from all effects of nonutility activities." Id. at 69.

Additionally, the PUC found that "given the conditions we will require, there should be no diminution of the Commission's ability to regulate Edison effectively or Edison's ability to provide reliable utility service at reasonable rates." Id. at 57. "The proposed reorganization is designed to result in a corporate structure which enhances management's ability to take advantage of nonutility business opportunities should they arise while not diminishing the Commission's ability to effectively regulate utility operations." Id. at 68.

Accordingly, Contact meets the criteria set forth in section 33(a) for qualification as a "foreign utility company."

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

By: /s/_______________
Raymond W. Vickers
Senior Vice President and General Counsel
Edison Mission Energy
18101 Von Karman Avenue, Suite 1700
Irvine, California 92612-1046


August 30, 2001
  On May 10, 1999, EME filed with the Securities and Exchange Commission, pursuant to section 33 of the Public Utility Holding Company Act of 1935 and Rule 57, a notice that Contact intended to become a foreign utility company. This notice was forwarded to the California Public Utilities Commission.

  EME Pacific, however, is subject to some redeemable preference shares, which do not amount to stock ownership in the United States.

  The Act provides an exception in the case of public utilities that are associate companies or affiliates of registered holding companies.

  A copy of the PUC's order was submitted to the Commission as an exhibit to the notice under section 33 filed on November 9, 1992, with regard to Loy Yang B Joint Venture and Mission Energy Management Australia Pty Ltd.

  In comments submitted to the Commission in File No. 70-7959, dated
May 19, 1992, the PUC confirmed that under the terms of its diversification order, "any investment or diversification by SCEcorp into any business other than the regulated utility services that SCEcorp provides through Edison" is considered a "nonutility" or diversified activity.